UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2023
Commission File Number 001-15214

TRANSALTA CORPORATION
(Translation of registrant's name into English)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐                           Form 40-F ☑

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRANSALTA CORPORATION

By:	/s/ Todd Stack
Name: Todd Stack
Title: Chief Financial Officer

Date: January 23, 2023

EXHIBIT INDEX

Exhibit Number	Description of Document

99.1	“Media Advisory: TransAlta and TransAlta Renewables Fourth Quarter and Full Year 2022 Results and Conference Call”